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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Lawson Software, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

520780 1 07 (CUSIP Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE I3d-1 (d)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filled” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 520780 1 07	13G	PAGE 2

1

Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

            TA IX L.P.                                       04-3520503

            TA/Atlantic and Pacific IV L.P.         04-3465628

            TA Executives Fund LLC                04-3398534

            TA Investors LLC                            04-3395404

2	Check the Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization TA IX L.P. Delaware TA/Atlantic and Pacific IV L.P. Delaware TA Executives Fund LLC Delaware TA Investors LLC Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    Sole Voting Power

                TA IX L.P.                                           4,105,817

                TA/Atlantic and Pacific IV L.P.         1,026,457

                TA Executives Fund LLC                       32,850

                TA Investors LLC                                   82,114

  6    Shared Voting Power

                N/A

  7    Sole Dispositive Power

                TA IX L.P.                                           4,105,817

                TA/Atlantic and Pacific IV L.P.         1,026,457

                TA Executives Fund LLC                       32,850

                TA Investors LLC                                   82,114

  8    Shared Dispositive Power

                N/A

9	Aggregate Amount Beneficially Owned by Each Reporting Person TA IX L.P. 4,105,817 TA/Atlantic and Pacific IV L.P. 1,026,457 TA Executives Fund LLC 32,850 TA Investors LLC 82,114
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 TA IX L.P. 4.14% TA/Atlantic and Pacific IV L.P. 1.04% TA Executives Fund LLC 0.03% TA Investors LLC 0.08%
12	Type of Reporting Person Each entity is a Partnership

SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G	PAGE 3

Item 1	(a)	Name of Issuer: Lawson Software, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

380 Saint Peter Street St. Paul, MN 55102

Item 2	(a)	Name of Person Filing:

TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC

Item 2	(b)	Address of Principal Business Office:

c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

Item 2	(c)	Citizenship: Not Applicable

Item 2	(d)	Title of Class of Securities: Common

Item 2	(e)	CUSIP Number: 520780 1 07

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4		Ownership:

Item 4	(a)	Amount Beneficial Owned:	COMMON STOCK

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	4,105,817 1,026,457 32,850 82,114

Item 4	(b)	Percent of Class:	PERCENTAGE

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	4.14% 1.04% 0.03% 0.08%

Item 4	(c)	Number of Shares as to Which Such Person Has:

		(i) Sole Power to Vote or Direct the Vote:	COMMON STOCK

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	4,105,817 1,026,457 32,850 82,114

		(ii)	Shared Power to Vote or Direct the Vote: N/A

		(iii) Sole Power to Dispose or Direct the Disposition:	COMMON STOCK

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	4,105,817 1,026,457 32,850 82,114

		(iv)	Shared Power to Dispose or Direct the Disposition: N/A

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of group members to a joint filing, see below.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC, and TA Investors LLC, hereby agree that TA Associates Inc. shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Lawson Software, Inc.

Dated: February 2, 2005

TA IX L.P.

By:	TA Associates IX LLC, its General Partner
By:	TA Associates Inc. its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.

By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates Inc. its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:	TA Associates Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer